NOTIFICATION OF THE REMOVAL FROM LISTING
AND REGISTRATION OF THE STATED SECURITIES

New York Stock Exchange LLC (the ?Exchange?
or the ?NYSE?) hereby notifies the SEC of its intention to remove the entire class of Common Stock, 6.350% Non-Cumulative Preferred
Stock, Series A, 8.75% Non-Cumulative Perpetual
Convertible Preferred Stock, Series C, and
Equity Units (collectively the ?Securities?) of
CIT Group Inc. (the ?Company?) from listing and registration on the Exchange at the opening of business on November 30, 2009, pursuant to the provisions of Rule 12d2-2(b), because, in the opinion of the Exchange, the Securities are no longer suitable for continued listing and trading on the Exchange. The Exchange?s action is being taken in view of the Company?s November 1, 2009 announcement that its Board of Directors has voted to proceed with voluntary filings for CIT Group Inc.
and CIT Group Funding Company of Delaware LLC with the U.S. Bankruptcy Court for the Southern District of New York, pursuant to the Company?s prepackaged plan of reorganization that received the requisite levels of support from the Company?s debtholders.
The Company proceeded with these voluntary filings on November 1, 2009. Separately, conditions for consummating the Company?s alternative exchange offers were not met. Accordingly, under the proposed prepackaged plan of reorganization, all existing common and preferred stock will be cancelled upon emergence. As a result, NYSE Regulation has determined that the Company is no longer suitable for listing.

1. The Exchange?s Listed Company Manual (the ?LCM?), subsection 802.01D (Bankruptcy and/or Liquidation), states that the Exchange would normally give consideration to suspending or removing from the list a security of a company when an ?intent to file under any of the sections of the bankruptcy law has been announced or a filing has been made or liquidation has been authorized and the company is committed to proceed.?

2. The Exchange, on November 2, 2009, determined that the
Securities of the Company should be suspended immediately from trading, and directed the preparation and filing with the Commission of this application for the removal of the Securities from listing and registration on the Exchange.
The Company was notified by letter on November 2, 2009.

3. Pursuant to the above authorization, a press release was issued on November 2, 2009, and an announcement was made on the 'ticker' of the Exchange immediately and at the close of the trading session on November 2, 2009 and other various dates of the proposed suspension of trading in the Securities. Similar information was included on the Exchange's website. Trading in the Securities on the Exchange was suspended before the opening of the trading session on November 3, 2009.

4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Securities, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. On November 4, 2009, the Company stated in its Form 8-K that it does not intend to contest the suspension or delisting.